December 19, 2016

Mr. James Allegretto
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	NextEra Energy Partners, LP Form 10-K for Fiscal Year Ended December 31, 2015 Filed February 19, 2016 Form 10-Q for Fiscal Quarter Ended September 30, 2016 Filed October 31, 2016 File No. 001-36518

Dear Mr. Allegretto:

We hereby submit our response to the comments set forth in your letter dated December 13, 2016, with respect to your review of the above referenced periodic reports filed under the Securities Exchange Act of 1934, as amended.

For the convenience of the staff of the Securities and Exchange Commission (the Staff), the Staff's comments are included and followed by NextEra Energy Partners, LP's (NEP) responses.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 46

1.
Please tell us whether and how you monitor the credit quality of customers of your recently acquired Texas Pipeline operations. Please address how you considered whether the collectability of your accounts receivable has been impacted by the decline in commodity prices.

Company Response:

As discussed in Item 1: Business of the December 31, 2015 Form 10-K, NEP operates high-quality, long-lived projects under long-term contracts with creditworthy counterparties that are expected to produce stable long-term cash flows. Accordingly, although NEP has a limited number of counterparties, as disclosed on page 67 under “Concentration of Credit Risk”, management does not believe significant credit risk exists because of the creditworthiness of the counterparties. When entering into contracts, NEP monitors and manages credit risk through credit policies that include a credit approval process and the use of credit mitigation measures such as prepayment arrangements in certain circumstances. On an ongoing basis, NEP monitors the non-performance or non-payment by counterparties under the terms of their contractual obligations, if any.

At December 31, 2015, NEP’s consolidated balance sheets reflected approximately $16 million of accounts receivable related to the Texas pipelines. These receivables represented monthly billings under long-term natural gas transportation contracts with approximately 20 counterparties. All outstanding receivables were current as of December 31, 2015, deemed collectible and thus no allowance for collections was recorded. Further, as disclosed on page 67 under “Concentration of Credit Risk” of the December 31, 2015 Form 10-K, all amounts due from counterparties at December 31, 2015 were subsequently collected prior to the filing of the December 31, 2015 Form 10-K. During 2016, there has been no significant change in the Texas pipelines accounts receivable balances. NEP does not believe the decline in commodity prices has impacted the collectability of its accounts receivable because of the creditworthiness of the counterparties and it is not aware of any decline in the credit quality of its contract counterparties at this time.

2.
It appears you may have gathering and transportation contracts with contractually fixed ship or pay reservation payments that also provide for volume based payments over the life of the related contracts. Please tell us whether you have any contracts which have minimum volume commitments and if so whether renegotiation of the fees or minimum volume commitments on any such contracts has occurred or is expected to occur prior to their expiration since the acquisition. If so, please tell us in detail how you considered this factor in explaining trends and uncertainties in your results of operations. Please also tell us, and consider disclosing in future filings, the volume amount of any gathering contracts that expire with 1 year and your expectations regarding the trend of gathering fees based on anticipated drilling activity.

Company Response:

NEP has four gathering contracts with minimum volume commitments. These contracts accounted for less than 1% of the operating revenues from the Texas pipelines for the year ended December 31, 2015. NEP has not renegotiated, nor does it expect to renegotiate, the reduction of any fees or minimum volume commitments in any of its gathering contracts. There are no gathering contracts which expire within one year. Based on the immaterial nature of such contracts, NEP does not believe any additional disclosure is necessary at this time. However, NEP will consider the Staff's comments in connection with future filings should circumstances change.

3.
We note that several oil and gas producers with operations in Texas have recently filed for bankruptcy protection. Please tell us in detail how you determined whether there was any impairment of your Texas operations’ long-lived assets or intangible assets.

Company Response:

As disclosed on page 67 under “Impairment of Long-Lived Assets and Finite-Lived Intangible Assets” of the December 31, 2015 Form 10-K, NEP reviews its long-lived assets and intangible assets for impairment whenever events or changes in circumstances indicate the carrying values may not be recoverable in accordance with ASC 360-10-35-21. NEP acquired 100% of the membership interests in NET Holdings Management, LLC (Texas pipelines) on October 1, 2015, and concluded that, as of December 31, 2015, there were no events or changes in circumstances indicating that the carrying amounts of the Texas pipelines’ long-lived assets and intangibles assets may not be recoverable. In reaching this determination, management considered, among other things, the following factors:

•     The Texas pipelines primarily generate revenues from long-term natural gas transportation contracts with approximately 20 counterparties.
•     All of the Texas pipeline counterparties are creditworthy and none have filed for bankruptcy. See discussion in #1 above.

NEP continually evaluates events and changes in circumstances to determine whether the Texas pipelines’ long-lived assets and intangible assets should be tested for recoverability. For the reasons discussed above, NEP has concluded there were no impairment indicators that would trigger an impairment test.

Item 8. Financial Statements and Supplementary Data

Note 3. Acquisitions, page 69

4.
We note your disclosure that you acquired NET Holdings Management LLC (Texas Pipeline) on October 1, 2015. You disclose on page 14 that following this acquisition your operations and business have substantially changed. Please explain to us in detail whether and how you considered the Texas Pipeline operations to represent a separate operating and reportable segment. Please refer to ASC 280-10-50.

Company Response:

As disclosed on page 10 of the December 31, 2015 Form 10-K, NEP’s business strategy is to invest in contracted clean energy projects that allow it to increase its cash distributions to the holders of its common units over time. In order to achieve this objective, NEP focuses on contracted clean energy projects and grows its business and cash distributions through selective acquisitions of operating projects and projects under construction. As a growth-oriented limited partnership, NEP is primarily focused on growing and cash available for distribution (CAFD) and NEP’s common unitholders invest in order to receive increasing cash distributions. Accordingly, from both management’s and the investor’s perspective, the primary focus is on CAFD and how contracted clean energy projects, regardless of their geographical or operational characteristics, contribute to and grow CAFD.

To grow its cash flows, NEP owns energy generation projects and natural gas pipelines that have long-term power sales and gas transportation contracts. As disclosed on page 55 of the December 31, 2015 Form 10-K, the projects in NEP’s portfolio are contracted under long-term contracts that have an average remaining contract term of approximately 19 years as of December 31, 2015. The 17 projects and seven pipelines that are included in the consolidated financial statements were acquired based on their stable, long-term cash flows and not on any other economic, geographic or operational characteristics. Management is less concerned with the individual characteristics of the 17 projects and seven pipelines and more focused on whether the clean energy portfolio of assets will provide a reasonably steady, predictable stream of CAFD.

ASC 280-10-50-1 defines an operating segment, in part, as a component of a public entity for which the chief operating decision maker (CODM) regularly reviews discrete financial information to make decisions about resources to be allocated to the segment and to assess the segment's performance. NEP GP's chief executive officer functions as NEP's CODM, as defined in ASC 280-10-50-5, and is solely responsible for allocating resources and assessing the performance of NEP.

Each month, NEP's CODM reviews NEP's monthly operating performance report (MOPR). The financial information contained in the MOPR reflects NEP’s total operations, highlighting NEP’s consolidated adjusted EBITDA and CAFD. The MOPR does not provide disaggregated or discrete financial information by project or asset type (e.g., wind projects, solar projects, pipelines). While the MOPR may contain, from time to time, certain individual project or pipeline information, it is only when NEP has significant deviations from its financial plan and such project or pipeline information is used only to explain variances.

NEP's CODM also uses aggregated financial information to determine whether, when and how to acquire additional assets. Assets are considered for acquisition based on the same characteristics used to assess the performance of the existing portfolio - their expected contribution to NEP's consolidated adjusted EBITDA and CAFD. The financial information and future outlook presented to NEP GP’s Board of Directors and to NEP’s investors in its quarterly earnings releases focuses on consolidated adjusted EBITDA and CAFD.

Based on the above, NEP's CODM continues to allocate NEP resources and assess NEP's performance in the aggregate based upon a single operating segment as defined in ASC 280-10-50-1(b) and therefore, NEP has a single reportable segment.

Note 9. Capitalization, page 77

5.
We note your disclosure that all of your long-term debt agreements contain provisions which, under certain conditions, restrict the payment of dividends and other distributions. Please tell us how you considered providing the disclosures required by Rule 4-08(e)(2) and (e)(3) of Regulation S-X.

Company Response:

As discussed on page 50 under "Project Financings and Term Loans" in the December 31, 2015 Form 10-K, most of the projects in the portfolio are subject to project financings that contain certain financial covenants and distribution tests, including debt service coverage ratios. In general, these project financings contain covenants customary for these types of financings, including limitations on investments and restricted payments. Each of these projects is permitted to pay distributions out of available cash on a semi-annual basis so long as certain conditions are satisfied, including that reserves are funded with cash or credit support, no default or event of default under the applicable financings has occurred and is continuing at the time of such distribution or would result therefrom, and each project is otherwise in compliance with the project financing’s covenants and the applicable minimum debt service coverage ratio is satisfied. We respectfully direct the Staff to the disclosure on page 50 under "Project Financings and Term Loans" and page 77 under "Debt" of the December 31, 2015 Form 10-K. NEP’s subsidiaries were in compliance with all financial debt covenants under their respective project financings; however, one project was unable to fully fund its debt reserve by approximately $2 million.

The project that was not able to fully fund its debt reserve was not able to make a distribution to NEP OpCo. Based on the project's inability to make a distribution, a calculation was performed for the project's $13 million of net assets at December 31, 2015, which represented less than 1.5% of NEP’s limited partners equity. Additionally, at December 31, 2015, NEP did not have any undistributed earnings of 50% or less owned persons accounted for by the equity method. Based on these considerations, disclosures under Rule 4-08(e)(2) and (e)(3) of Regulation S-X were not required. NEP will continue to monitor the amount of any restrictions on the payment of dividends or other distributions and the amount of any undistributed earnings of 50% or less owned persons and evaluate whether disclosures are required in future filings under Rule 4-08(e)(2) and (e)(3) of Regulation S-X based on the facts and circumstances in effect at the date of such filings.

Form 10-Q for Fiscal Quarter Ended September 30, 2016

Item 1. Financial Statements

Condensed Consolidated Statements of Income, page

6.
We note from your disclosures in Note 1 that following the acquisition of the Texas Pipeline business you generate revenues from the production and sale of electricity and from providing natural gas gathering and transportation services. Thus it appears that following the acquisition of the Texas Pipeline business a significant portion of your revenue is derived from the provision of services as opposed to the sale of products. Please tell us how you have complied with Rule 5-03(b)(1) and (b)(2) of Regulation S-X to separately disclose revenue and the related costs resulting from the sale of services versus those resulting from the sale of products.

Company Response:
We acknowledge the Staff’s comment. The Texas pipelines generated service revenues greater than 10% of NEP’s total operating revenues for the quarter and year-to-date periods ended September 30, 2016. While NEP did not present revenues from services separately on the face of its condensed consolidated statements of income in its Form 10-Q for the quarterly period ended September 30, 2016 (Form 10-Q), such amounts were disclosed on pages 24 and 25 in the Operating Revenues sections of Management’s Discussion and Analysis of Financial Condition and Results of Operations (Management's Discussion) as revenues related to the acquisition of the Texas pipelines. Additionally, the operation and maintenance costs related to the Texas pipelines were also disclosed on pages 24 and 25 in the Operations and Maintenance sections of Management's Discussion. In future filings, commencing with NEP’s Form 10-K for the year ended December 31, 2016, NEP will separately present revenues and related costs and expenses from the sale of electricity and from natural gas gathering and transportation services in its consolidated statements of income in accordance with Rule 5-03(b)(1) and (b)(2).

If you would like to discuss NEP's responses to the Staff's comments or any other matters, please contact me at 561-694-3228.

Sincerely,

TERRELL KIRK CREWS, II
Terrell Kirk Crews, II Controller and Chief Accounting Officer NextEra Energy Partners GP, Inc. (as general partner of NextEra Energy Partners, LP)